BIOTEN GENERAL PARTNERSHIP
                             THIRD QUARTER 1997

(i) BIOTEN is currently involved in the research, development, and marketing of a biomass-fired combustion turbine power generating facility. Current operations consist of the completion of a commercial prototype plant
     (CPP). It is anticipated that the CPP will complete start-up operations and final testing in the near future. There are no current sales. Revenues are anticipated to come from the sale of commercial plants modeled after a successfully completed CPP. In addition to domestic interest, there is significant interest in this technology from India and the Philippines using various agricultural waste by-products. BIOTEN is negotiating an agreement to design, construct, install, operate and maintain three biomass-fired combustion turbine power generation facilities using BIOTEN technology in India. The first unit will serve as a demonstration facility, and is expected to be completed and sold within twelve months. Subject to the demonstration unit satisfying specific performance criteria, construction of the remaining two units would commence in early 2000 and be completed within sixteen months.

(ii) EUA Energy Investment advanced $900,000 in loans to BIOTEN in the third quarter of 1997. On a cumulative basis EUA Energy has invested $9,040,588 in BIOTEN, which includes amounts funded under the Research and Development Agreement prior to the formation of the Partnership.

(iii) Services were provided by 3 EUA Service Corporation staff personnel in the following areas:
                    a.  Marketing and planning
                    b.  Budgeting and funding requirements
                    c.  Construction management & scheduling

(iv)  BIOTEN's Financial Statements through September 30, 1997.

                          BIOTEN GENERAL PARTNERSHIP
                    CONSOLIDATED CONDENSED BALANCE SHEET
                              September 30, 1997
                                  (Unaudited)
                           (In Thousands of Dollars)

                                 ASSETS
Fixed Assets:
    Equipment, net                                  $7,791
    Land                                                13
          Total fixed Assets                         7,804
Current Assets:
    Cash and temporary Cash Investments                537
    Prepaid expenses                                    36
          Total Current Assets                         573

Other Assets:
    Intangible assets                                  752
TOTAL ASSETS                                        $9,129

         LIABILITIES AND PARTNERSHIP CAPITAL

Current Liabilities:
    Due to partners - current maturities            $   78
    accrued expenses                                   931
         Total Current Liabilities                   1,009

Other Liabilities:
    Due to partners                                  7,119
         Total Liabilities                           7,119

Partners' Capital:
    Partners' Capital - EUA Bioten                     925
    Partners' Capital - Bioten LLC                      76
         Total Partners' Capital                     1,001

Total Liabilities and Partnership Capital           $9,129

                        BIOTEN GENERAL PARTNERSHIP
                        CONDENSED INCOME STATEMENT
           For the Quarter ended and year to date September 30, 1997
                                  (Unaudited)
                          (In Thousands of Dollars)

                                     QUARTER ENDED              YTD


Operating Income                              $0                 $0

Operating Expenses:
    General and Administrative Expenses       86                530
          Total Operating Expenses            86                530
Operating Income (Loss)                      (86)              (530)
Interest Expense, net                         21                 58
Net Income (Loss)                          ($107)             ($588)


                         BIOTEN GENERAL PARTNERSHIP
                          STATEMENT OF CASH FLOWS
             For the Year to Date Period Ended September 30, 1997
                                  (Unaudited)
                           (In Thousands of Dollars)

Operating Activities:
    Net Income (Loss)                                $(588)
    Net change in current assets and liabilities       492
       Net Cash (used in) Operating Activities         (96)
Investing Activities:
    Capital Expenditures                            (2,704)
       Net cash (used in) Investing Activities      (2,704)
Financing Activities:
    Capital Contributions                            3,125
       Net cash provided from Financing Activities   3,125
    Net increase in cash                               325
Cash at December 31, 1996                              211
Cash at September 30, 1997                            $536